Exhibit (a)(5)(ii)

CNET Networks Announces Results of Consent Solicitation for its

0.75% Convertible Senior Notes due 2024

SAN FRANCISCO, October 19, 2006—CNET Networks, Inc. (Nasdaq: CNET) announced today the results of its solicitation of consents of holders of any and all of its $125,000,000 aggregate principal amount of outstanding 0.75% Convertible Senior Notes due 2024 pursuant to its consent solicitation for such securities, which expired Wednesday, October 18, 2006.

CNET Networks did not receive a sufficient number of consents from holders to satisfy the 70% requisite consent threshold. Therefore, CNET Networks will not accept any of the consents delivered by the holders of the notes, and the indenture related to the notes will not be amended.

About CNET Networks

CNET Networks, Inc. (Nasdaq:CNET) (www.cnetnetworks.com) is an interactive media company that builds brands for people and the things they are passionate about, such as gaming, music, entertainment, technology, business, food, and parenting. The Company’s leading brands include CNET, GameSpot, TV.com, MP3.com, Webshots, CHOW, ZDNet and TechRepublic. Founded in 1993, CNET Networks has a strong presence in the US, Asia and Europe.

Contact:

Martha Papalia, 617-225-3340

Martha.Papalia@cnet.com

Gloria Lee, 415-344-2975

Gloria.Lee@cnet.com